
January 3, 2024

Jonathan Lock
Senior Vice President, Chief Financial Officer
Chemours Co
1007 Market Street
Wilmington, Delaware 19801

> **Re: Chemours Co**
> **Form 10-K for Fiscal Year ended December 31, 2022**
> **Form 8-K Filed February 9, 2023**
> **Response dated December 22, 2023**
> **File No. 001-36794**

Dear Jonathan Lock:

We have reviewed your December 22, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

Form 8-K Filed February 9, 2023

Exhibit 99.1

1. We note your response to prior comment 2 regarding your presentation of adjusted EBITDA margin only at the segment level as your segment profit measure. However, we note within the Segment Financial and Operating Data section of your earnings press releases that you include the presentation of adjusted EBITDA margin at the consolidated level. As such, we continue to request that you present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Item 10(e)(1)(i)(A) of S-K.

Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services